EXHIBIT 11

ESTERLINE TECHNOLOGIES CORPORATION

Computation of Basic and Diluted Earnings Per Common Share

For the Three and Six Month Periods Ended April 27, 2012 and April 29, 2011

(Unaudited)

(In thousands, except per share amounts)

	Three Months Ended		Six Months Ended
	April 27, 2012	April 29, 2011	April 27, 2012	April 29, 2011

Net Sales	$504,831	$435,277	$975,713	$806,076
Gross Margin	184,523	160,947	342,604	293,069

Net Earnings from Continuing Operations
Attributable to Esterline	$45,191	$45,951	$67,979	$75,934
Net Earnings (Loss) from Discontinued
Operations Attributable to Esterline	0	(37)	0	(29)

Net Earnings Attributable to Esterline	$45,191	$45,914	$67,979	$75,905

Basic

Weighted Average Number of
Shares Outstanding	30,669	30,496	30,650	30,422

Earnings Per Share Attributable to Esterline – Basic:
Continuing Operations	$1.47	$1.51	$2.22	$2.50
Discontinued Operations	.00	.00	.00	.00

Earnings Per Share Attributable
to Esterline – Basic	$1.47	$1.51	$2.22	$2.50

Diluted

Weighted Average Number of
Shares Outstanding	30,669	30,496	30,650	30,422
Net Shares Assumed to be Issued
for Stock Options	650	664	588	664

Weighted Average Number of Shares
and Equivalent Shares
Outstanding – Diluted	31,319	31,160	31,238	31,086

Earnings Per Share Attributable to Esterline – Diluted:
Continuing Operations	$1.44	$1.47	$2.18	$2.44
Discontinued Operations	.00	.00	.00	.00

Earnings Per Share Attributable
to Esterline – Diluted	$1.44	$1.47	$2.18	$2.44